Filed by Silver Crest Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TH International Ltd

Commission File No. 333-259743

Tims China Announces Strategic Partnership with METRO China

Agreement further contributes to Tims China’s robust expansion

Shanghai – November 29, 2021 – TH International Limited, together with its wholly owned subsidiaries, (“THIL” or “Tims China”) announced today a strategic partnership with METRO China, a leading retailer and joint venture of Wumart and Metro AG, whereby Tims China will be the exclusive coffee shop brand in METRO stores in China. The first seven stores operating under this partnership opened today in four cities.

(Tims China and METRO China leadership at METRO’s strategic partnership conference)

Under the partnership, Tims China will open Tims Go coffee shops, the compact-store model of Tims China, at METRO China stores in the country. Tims China will enjoy preferred site selection, as well as delivery services and complimentary marketing initiatives.

By January 2022, the partners plan to open at least nine Tims Go shops in METRO stores across six cities, including Chengdu, Dalian, Qingdao, Nanjing, Langfang, and Shanghai.

METRO China is a leader in China’s wholesale and retail industry with more than 20 million members. It currently operates 99 stores in 60 cities. METRO China is an omni-channel retailer with an integrated online-offline model, as well as a food service distributor.

(Tims China offers heart-warming coffee at METRO China just in time for the holidays)

Tims China holds the exclusive master franchise rights for Tim Hortons coffee shops in China. Formed in 2019 by private equity firm Cartesian Capital Group, Tims China brings an iconic coffee and bakeshop brand to one of the fastest-growing coffee markets in the world. With these latest openings, Tims China operates over 335 stores.

Yongchen Lu, CEO of Tims China, said, “We are extremely excited to become partners with METRO China, one of the leading wholesalers and retailers in China. Through this agreement, we can reach millions of new customers to share our welcoming guest experience and extensive high-quality product offerings. Over the next few years, we plan to strategically open Tims Go coffee shops in METRO China stores across 60 cities, growing our brand, revenue, and margins.”

Chen Zhiyu, deputy CEO of METRO China, said, “We are delighted for Tims China to become one of our anchor tenants as we believe the brand will bring convenience and quality coffee products at great value to our members. Our partnership will also create a strong link between daily shopping and coffee consumption in our stores that will greatly improve the overall shopping experience for our middle-class customers. We could not be more excited about this partnership with Tims China and are confident that it will be fruitful and long lasting.”

Overview of the Transactions Contemplated by the Merger Agreement

THIL and Silver Crest Acquisition Corporation (“Silver Crest”), a publicly traded special purpose acquisition company, have signed a definitive agreement related to a proposed business combination that would result in THIL becoming a public company. As a result of the business combination, THIL will continue as the parent/public company and will retain the name “TH International Limited”. THIL intends to apply for listing of its ordinary shares on the NASDAQ Stock Market under the proposed symbol “THCH” to be effective at the consummation of the business combination.

Important Information and Where to Find It

This press release does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs IPO prospectus dated January 13, 2021 filed with the SEC on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain information in this press release is forward-looking and relates to THIL and its anticipated business strategy, events and courses of action. Words or phrases such as “anticipate”, “objective”, “may”, “will”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or similar expressions suggest future outcomes. Without limiting the generality of the foregoing, the forward-looking statements in this press release include THIL’s future market position and the growth of China’s coffee market.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause THILʼs actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; the outcome of any legal proceedings that may be instituted against THIL, Silver Crest or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Silver Crest, to have sufficient cash available to complete the business combination or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of THIL as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; and the other risks and uncertainties set forth in Silver Crestʼs periodic reports filed with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crestʼs annual report on Form 10-K for the year ended December 31,2020 as updated by Silver Crestʼs quarterly report on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, as amended. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements.

About TH International Limited

TH International Limited is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

About METRO China

METRO China is a joint venture between Wumart and Metro AG. METRO China is a leader in China’s wholesale and retail industry that currently operates 99 stores in 60 cities across China with total revenue eclipsing RMB23 billion in fiscal year 2020.

About Cartesian Capital Group, LLC

Cartesian Capital Group, LLC is a leading global private equity firm with a demonstrated ability to grow companies internationally. With funds comprising more than $3 billion in capital commitments, Cartesian's team has helped to build 60 companies operating across 40 different countries. For more information, please see www.cartesiangroup.com.

Contacts

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com